Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995).  Such forward-looking statements and assumptions include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the anticipated results, prospects, performance or achievements expressed or implied by such statements.  Such risks and uncertainties include, but are not limited to: (a) the cost and cash flow impact of our debt and our ability to obtain further financing; (b) the complexity of the legal and regulatory environments in which we operate, including the effect of claims and litigation; (c) our oversight by the SEC and other regulatory agencies and investigations by those agencies; (d) our credit rating or further reductions of our credit rating; (e) a decline in revenues from or a loss or failure of significant clients; (f) our ability to recover capital investments in connection with our contracts; (g) possible period-to-period fluctuations in our non-recurring revenues and related cash flows; (h) competition and our ability to compete effectively; (i) dissatisfaction with our services by our clients; (j) our dependency to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; (k) our ability to identify, acquire or integrate other businesses or technologies; (l) our ability to manage our operations and our growth; (m) termination rights, audits and investigations related to our Government contracts; (n) delays in signing and commencing new business; (o) the effect of some provisions in contracts and our ability to control costs; (p) claims associated with our actuarial consulting and benefit plan management services; (q) claims of infringement of third-party intellectual property rights; (r) laws relating to individually identifiable information; (s) potential breaches of our security system; (t) the impact of budget deficits and/or fluctuations in the number of requests for proposals issued by governments; (u) risks regarding our international and domestic operations; (v) fluctuations in foreign currency exchange rates; (w) our ability to attract and retain necessary technical personnel, skilled management and qualified subcontractors; (x) risks associated with loans that we service; (y) the effect of certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership; (z) the price of our Class A common stock; (aa) the risk that we will not realize all of the anticipated benefits from our proposed transaction with Xerox; (bb) the risk that customer retention and revenue expansion goals for the proposed Xerox transaction will not be met and that disruptions from the proposed Xerox transaction will harm relationships with customers, employees and suppliers; (cc) the risk that unexpected costs will be incurred in connection with the proposed Xerox transaction; (dd) the outcome of litigation, including with respect to the proposed Xerox transaction; (ee) antitrust and other regulatory proceedings to which we may be a party in connection with the proposed Xerox transaction; and (ff) the risk that the proposed Xerox transaction will not close or that our or Xerox’s shareholders fail to approve the proposed Xerox transaction.  For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and other reports from time to time that we file with or furnish to the SEC. Forward-looking statements contained or referenced in this news release speak only as of the date of this release. We disclaim, and do not undertake any obligation to, update or release any revisions to any forward-looking statement.

Additional Information

The proposed merger transaction involving ACS and Xerox will be submitted to the respective stockholders of ACS and Xerox for their consideration.  In connection with the proposed merger, Xerox filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Xerox and ACS that also constitutes a preliminary prospects of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction.  ACS and Xerox will each mail the definitive joint proxy statement/prospectus to its stockholders.  ACS and Xerox urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ACS and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from ACS’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

ACS, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of ACS and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of ACS and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about ACS’s executive officers and directors in its Form 10-K filed with the SEC on August 27, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from ACS and Xerox websites using the contact information above.

Xerox & ACS:  Analyst Insights  “With ACS, Xerox Global Services becomes a very formidable player in the business process outsourcing (BPO) segment of the outsourcing services.” The combination establishes a very strong player in transactional or operational BPO...Xerox is propelled into the big leagues with a robust network of offshore facilities and staff which should strengthen its services value proposition measurably” —Everest Research Institute Katarina Menzigian/Peter Bender Samuel  Everest Research Institute is an independent research and analysis organization, founded by Everest Group to serve as a central source of strategic intelligence, analysis and insight for buyers, suppliers and investors in the IT and BPO marketplace.  “Our net assessment is this is another bold and visionary move by Xerox that holds much promise for the expanded company and its combined customers.” “Xerox’s much larger size brings great resources for ACS to leverage in back-office management, global expansion, and R&D. In R&D, Xerox’s smart document technologies have focused on reducing labor costs in business processes and the combined company can further build upon this.” “Given the trend in the IT industry for large players to have integrated hardware, software and services portfolios (e.g., HP/EDS, Dell/Perot) and to acquire in order to strengthen their portfolio, ACS likely felt the timing was right to be acquired, that its BPO portfolio breadth is a good fit with Xerox, and leveraging Xerox smart document technologies and R&D to automate business processes is a competitive advantage” —IDC Alexander Motsenigos, Angela Boyd  IDC is the premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications, and consumer technology markets.  “ACS’ clear focus on BPO services will integrate well with Xerox’s business enabling technology.”  “The steady revenue growth posted by ACS over the past four quarters demonstrates the durability of its business model in adverse economies. The combination of Xerox’s document management business with ACS’ back-office operations service offerings will create synergies and opportunity for cross-promotion as well as increased access to international markets for the ACS subsidiary under the aegis of a company with a globally recognized and established brand.” —TBR  TBR specializes in providing in-depth and timely insights within the computer, software, telecom, mobility, and professional services industries.  “For FAO, this is a refreshingly good idea and the operational synergies are huge.”  “The document management services from Xerox have been evolving into end-to-end data management, but Xerox needed something to further develop this pre-Process BPO concept. With the Xerox behind them, ACS will be able to strengthen the end-to-end processing (purchase-to-pay, quote-to-cash, record-to-report) and walk into the potential clients with one of the biggest questions already answered: Who will handle the front end? I really think Finance Organizations will respond well to this.” —AMR Excerpt from Phil Fersht Blog  AMR Research provides comprehensive research and advisory services for supply chain and IT executives.  expertise in action  A C S